

June 9, 2022

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
500 Yale Avenue North
Seattle, WA 98109

   Re: Arrived Homes, LLC
    Post Qualification Amendment No. 25 to Offering Statement on Form 1-A
    Filed June 3, 2022
    File No. 024-11325

Dear Mr. Frazier:

  This is to advise you that we do not intend to review your amendment.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Nana McLean at 202-551-4741 or Ruairi Regan at 202-551-3269 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: John Rostom, Esq.